

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

September 27, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Sasol Financing USA LLC, guaranteed by Sasol Limited under the Exchange Act of 1934.

- 5.875% Notes due 2024 fully and unconditionally guaranteed by Sasol Limited

- 6.500% Notes due 2028 fully and unconditionally guaranteed by Sasol Limited

Sincerely,

An Intercontinental Exchange Company